Exhibit 99.27

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (the “Company”)

Suite 1430, 800 West Pender Street

Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change

April 27, 2021

Item 3:	News Release

A news release was disseminated on April 27, 2021 through Canada Newswire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

The Company provided assay results from an additional four holes drilled at the Keats Zone. These holes were drilled as part of the Company’s ongoing 200,000m diamond drill program at its 100%-owned Queensway Project, located on the Trans-Canada Highway 15km west of Gander, Newfoundland.

Item 5:	Full Description of Material Change

Please see the news release attached as Schedule “A” for a full description of the material change.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer & Director at 604.562.9664 or croberts@newfoundgold.ca.

Item 9:	Date of Report

April 27, 2021

Schedule “A”

New Found Intercepts

63.7 g/t Au over 8.45m and 16.9 g/t Au Over 2.5m
in 50m Step-out to South at Keats

Vancouver, BC, April 27, 2021: New Found Gold Corp. (“New Found” or the “Company”) (TSXV: NFG, OTC: NFGFF) is pleased to announce assay results from an additional four holes drilled at the Keats Zone (“Keats”). These holes were drilled as part of the Company’s ongoing 200,000m diamond drill program at its 100%-owned Queensway Project (“Queensway”), located on the Trans-Canada Highway 15km west of Gander, Newfoundland.

Highlights

•	Highlights include:

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-21-111	229.00	238.20	9.20	1.48	Keats Main
NFGC-21-113	47.00	49.55	2.55	2.52	Keats Main
NFGC-21-123	260.00	262.50	2.50	8.41	Keats FW
NFGC-21-143	239.00	241.50	2.50	16.93	Keats Main
And	257.45	265.90	8.45	63.71

*Note that the host structures are interpreted to be steeply dipping and true widths are estimated to be 70% to 80% of reported intervals. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging. This table shows highlight intervals, a number of these holes returned additional intervals of gold mineralization as reported in Table 2 below.

•	The intervals of 63.7 g/t Au over 8.45m plus 16.9 g/t over 2.5m in Hole NFGC-21-143 extend the drill confirmed high-grade zone at Keats to 350m in the down plunge direction where it remains open (Figure 1). The combined width x grade of these two intervals is an outstanding 581mxg/t.

•	The interval of 12.5 g/t over 2.55m in hole NFGC-21-113 further expands the drill defined near surface high grade mineralization at the north end of Keats (Figure 1).

•	Hole NFGC-21-123 returned 8.4 g/t Au over 2.5m in the Keats footwall veining, providing further confirmation of significant gold mineralization in the footwall of the primary Keats Baseline Fault (Figures 1 and 2). Holes extended into the footwall area consistently return significant gold mineralization above the 1 g/t threshold utilized for reporting results, and multiple intervals now demonstrate potential to drill define higher grade zones in this footwall area.

Greg Matheson, P.Geo., Chief Operating Officer of New Found, stated: “The intervals of 63.7 g/t Au over 8.45m and 16.9 g/t over 2.5m in Hole NFGC-21-143 extend the Keats high-grade zone approximately 50m down plunge from the deepest previously reported hole NFGC-21-118, which returned 61.8 g/t over 13.7m. We are very encouraged that we continue to hit high grade as we step out in this direction, with the zone remaining wide open in the down plunge direction. The interpreted south plunging dilation zone is now drill defined over 350m down plunge and two drills are continuing step-outs in this direction, with results pending from several additional holes in the down plunge direction (Figure 1). Drilling has also continued to intercept high-grade gold mineralization outside of this dilation zone within the broader host Keats Baseline fault zone, particularly between this dilation zone and surface, and one drill is dedicated to infilling this area. We are excited that the size of the drill defined high grade gold mineralization at Keats continues to build with the ongoing step out and infill drilling.”

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 1

WSW
ENE
NFGC-21-113
12.52 g/t Au over 2.55m
OPEN
OPEN
OPEN
-50m
-100m
-150m
-200m
NFGC-21-143
16.93 g/t Au over 2.50m
63.71 g/t Au over 8.45m
NFGC-21-111
1.48 g/t Au over 9.20m
LEGEND
NFGC DDH Intercept (Au g/t x m)
<15
15 - 30
30 - 50
50 - 100
100 +
Result Pending
Drilled area with assay
Drilled area assay pending
Overburden
0
25
50
m
4550N
4600N
4650N
4700N
4750N
4800N
4850N
4900N

Note: Au g/t x m calculations include all Keats Main intervals for each hole as reported in Table 2.

Highlight Keats Main Zone drill intervals for reference

	Interval	Au		Interval	Au		Interval	Au		Interval	Au
Hole	(m)	(g/t)	Hole	(m)	(g/t)	Hole	(m)	(g/t)	Hole	(m)	(g/t)
19-01	19.0	92.9	20-37	10.3	25.0	20-52	2.1	136.7	21-90	3.9	24.5
20-18	7.9	24.1	20-38	5.8	19.8	And	14.1	31.5	21-97	6.5	37.1
20-19	18.9	31.2	20-40A	7.3	19.3	And	5.6	13.7	21-101	8.5	17.9
20-21	18.4	15.8	20-41	10.4	22.5	20-56	32.3	6.2	21-103	3.5	19.3
20-23	41.4	22.3	And	15.9	31.4	21-74	4.1	45.6	21-104	11.4	29.1
20-26	6.9	44.5	20-43	18.2	10.0	21-79	7.9	22.7	21-118	13.7	61.8
20-28	4.1	40.1	20-45	13.8	28.4	21-80	39.1	25.8	21-119	7.0	15.6
20-29	16.9	25.0	And	3.3	20.6	And	2.3	41.6	21-122	9.2	106.5
20-30	6.1	10.3	And	2.0	17.1	21-85	3.0	49.4	21-137	7.2	261.3
20-32	13.1	45.3	20-46	2.9	13.7	21-87	4.7	27.8	21-143	2.5	16.9
20-34	2.4	29.3							And	8.4	63.7

Figure 1. Keats Main Zone Long Section

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 2

KEATS ZONE PLAN MAP
Drill Holes
Historic Drill Collar
Assay Results Pending
Assay Previously Reported
Assay Reported 04-27-2021
Mineralized Zone Footprint
Regional Structure
EM Conductor
Au Grade (g/t)
0.5 - 3.0
3.0 - 10.0
> 10.0
0 25 50 100 m
NEWFOUND GOLD CORP
APPLETON FAULT ZONE
NFGC-21-113
12.52 g/t Au over 2.55m
NFGC-20-113
NFGC-21-123
8.41 g/t Au over 2.50m
NFGC-21-123
NFGC-21-111
NFGC-21-143
NFGC-21-143
16.93 g/t Au over 2.50m
63.71 g/t Au over 8.45m
KEATS FW ZONE
KEATS MAIN ZONE
COKES ZONE
INTERPRETED HIGH-GRADE PLUNGE DIRECTION
4900N
4800N
4700N
4600N
4500N

Figure 2. Keats Plan View

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-21-111	229.00	238.20	9.20	1.48	Keats Main
And	278.00	280.70	2.70	1.49
NFGC-21-113	47.00	49.55	2.55	12.52	Keats Main
NFGC-21-123	167.60	169.60	2.00	2.46	Keats FW
And	260.00	262.50	2.50	8.41	Keats FW
NFGC-21-143	239.00	241.50	2.50	16.93
within	239.00	246.90	7.90	6.21
And	257.45	265.90	8.45	63.71	Keats Main
within	256.45	268.00	11.55	46.95
And	281.90	288.00	6.10	1.01
And	324.00	326.00	2.00	1.12	Keats FW

Table 2: Summary of results reported in this release.

*Note that the host structures are interpreted to be steeply dipping and true widths are estimated to be 70% to 80% of reported intervals. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 3

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-21-111	300	-45	297	658242	5427276
NFGC-21-113	300	-45	143	658210	5427497
NFGC-21-123	120	-45	723	657821	5427519
NFGC-21-143	300	-45	343	658192	5427240

Table 3: Location details of drill holes reported on in this release.

Sampling, Sub-sampling and Laboratory

True widths of the intercepts reported in this press release have yet to be determined but are estimated to be 70% to 80% of reported core lengths. Assays are uncut, and calculated intervals are reported over a minimum length of 2 meters using a lower cut-off of 1.0 g/t Au. All HQ split core assays reported were obtained by either complete sample metallic screen/fire assay or standard 30-gram fire-assaying with ICP finish at ALS Minerals in Vancouver, British Columbia, or by entire sample screened metallic screen fire assay at Eastern Analytical in Springdale, Newfoundland. The complete sample metallic screen assay method is selected by the geologist when samples contain coarse gold or any samples displaying gold initial fire assay values greater than 1.0 g/t Au. Drill program design, Quality Assurance/Quality Control and interpretation of results is performed by qualified persons employing a Quality Assurance/Quality Control program consistent with National Instrument 43-101 and industry best practices. Standards and blanks are included with every 20 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. Approximately 5% of sample pulps are sent to secondary laboratories for check assays.

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this news release dated April 27, 2021 by New Found. Mr. Matheson certifies that this news release fairly and accurately represents the information for which he is responsible.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15 km west of Gander, Newfoundland, and just 18 km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 200,000m drill program at Queensway. Seven rigs are currently in operation with the eighth expected to start in the next several weeks. With a current working capital balance of approximately $75 million, New Found is well funded for this program.

Please see the Company’s website at www.newfoundqold.ca and the Company’s SEDAR profile at www.sedar.com.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 4

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundqold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.

Per: “Craig Roberts”

Craig Roberts, P.Eng., Chief Executive Officer

Email: croberts@newfoundgold.ca

Phone: (604) 562 9664

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to further the exploration and drilling on the Company’s Queensway gold project in Newfoundland. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,’’ “anticipates,” “believes,’’ “intends,” “estimates,” “projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s reports, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 5